Exhibit (a)(1)

April 27, 2015

Dear Stockholder:

I am writing to you on behalf of the board of directors (the “Board”) of SmartStop Self Storage, Inc. (the “Company”) to notify you about another unsolicited tender offer (“TO”) being made for your shares of the Company’s common stock by a third party in what we believe is an opportunistic attempt to purchase your shares at a low share price.

MacKenzie Realty Capital, Inc. and MacKenzie Capital Management, LP (together, the “Offerors”) have made another unsolicited tender offer to all of our stockholders (the “Offer”). You may have already received the offer materials of the Offerors and may also have seen information on a Schedule TO filed by the Offerors with the Securities and Exchange Commission (the “SEC”) on April 14, 2015, as amended by Amendment No. 1 to Schedule TO filed by the Offerors with the SEC on April 21, 2015. The Offerors are offering to purchase up to an aggregate of 333,400 shares of the Company’s common stock at a price of $9.00 per share (the “Shares”). The Offerors are the same entities who made a similar unsolicited tender offer to our stockholders in December 2014 and July 2014.

As discussed below, the Board unanimously recommends that the Company’s stockholders reject the Offer and not tender their Shares pursuant to the Offer.

The following are the material factors considered by the Board in evaluating the Offer:

(1)	the Board’s significant knowledge of each of the Company’s assets based upon the review associated with the approval of each acquisition by the Company;

(2)	the historical financial data disclosed in the Company’s Form 10-Q and Form 10-K filings over the past several quarters and the positive trends shown in that financial data, including increases in same-store revenue and same-store operating income;

(3)	the Board’s discussions with management related to the future of the Company, including potential exit strategies as disclosed in the Company’s filings with the SEC;

(4)	the Offerors state that they “arrived at the $9.00 Offer Price by applying a liquidity discount to the Corporation’s estimated per share value”, but they do not provide any analysis of how they arrived at the liquidity discount or the $9.00 Offer Price;

(5)	the $9.00 Offer Price proposed by the Offerors is significantly lower than the Company’s estimated net asset value per Share of $10.81 as of June 30, 2014;

(6)	the Board believes that the Offer Price represents an opportunistic attempt by the Offerors to purchase Shares at a low price and make a significant profit for themselves, thereby depriving the stockholders who tender Shares of the potential opportunity to realize the full long-term value of their investment in the Company; and

(7)	for stockholders looking to liquidate, in recent transactions on the secondary market, according to independent secondary market reporting publications, sales of the Company’s Shares have occurred at $9.76 per Share during the second quarter of 2015.

Each stockholder must independently evaluate whether to tender its shares of the Company’s common stock to the Offerors pursuant to the Offer. Enclosed is a copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, which we filed with the SEC on April 27, 2015 (the “Schedule 14D-9”) in response to the Offer. The Schedule 14D-9 provides additional information for you. Please take the time to read it before making your decision.

In short, we believe that since we have suspended our share redemption program, the Offerors are attempting to exploit the lack of liquidity of your shares by buying them at a substantial discount. For the reasons set forth above, we recommend that you not tender your Shares in the Offer. However, the Board understands that you must make your own independent decision. We encourage you to consult with your financial advisor.

To accept the Offer, follow the instructions in the Offer materials. To reject the Offer, simply ignore it; you do not need to respond to anything. If you have already agreed to tender your shares pursuant to the Offer, you may withdraw your acceptance of the Offer by notifying the Offerors at any time prior to the termination of the Offer.

Should you have any questions or need further information about your options, including secondary market information, please feel free to contact SmartStop Self Storage, Inc., 111 Corporate Drive, Suite 120, Ladera Ranch, California 92694, Attention: Investor Services (telephone number: (866) 418-5144).

Sincerely,

H. Michael Schwartz

Chief Executive Officer and Chairman of the Board of Directors

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this letter, other than historical facts, may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We intend for all such forward-looking statements to be covered by the applicable safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable. Such statements include, in particular, statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, including known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this letter. We cannot guarantee the accuracy of any such forward-looking statements contained in this letter, and we do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. There can be no certainty regarding the results of any consideration and evaluation of the Company’s exit strategies. Any forward-looking statements are subject to risks, uncertainties, and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive, and market conditions, all of which are difficult or impossible to predict accurately. To the extent that our assumptions differ from actual results, our ability to meet such forward-looking statements, including our ability to generate positive cash flow from operations and provide distributions to stockholders, and our ability to find suitable investment properties, may be significantly hindered. See the risk factors identified in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2014, as filed with the SEC, for a discussion of some, although not all, of the risks and uncertainties that could cause actual results to differ materially from those presented in our forward-looking statements.